Exhibit 99.6

STANDARD LITHIUM ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING

January 18, 2022 – Vancouver, BC – Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE: SLI) (FRA: S5L), an innovative technology and lithium project development company, is pleased to announce that all matters presented to shareholders at its annual general and special meeting (the “Meeting”) held on January 14, 2022 were approved.

At the Meeting, shareholders re-elected the current board of directors of the Company and approved the continued engagement of the Company’s existing auditor Manning Elliot LLP, Chartered Professional Accountants. Shareholders also ratified an amended version of the Company’s existing incentive stock option plan (the “Option Plan”), along with a new long-term incentive plan (the “Incentive Plan”).

The Incentive Plan was originally adopted by the board of directors in January 2021 with the intention of enhancing shareholder value by aligning management compensation with performance and the achieve of milestones in the development of the Company. The Incentive Plan permits the board to grant restricted and performance-based units to eligible directors, officers, employees and consultants. Under the amended Option Plan, and the new Incentive Plan, the maximum number of compensation securities that can be granted is fixed at ten percent of the outstanding common shares of the Company at any given time.

At the meeting disinterested shareholders, being shareholders who are not eligible to participate in the Option Plan and the Incentive Plan, ratified the adoption of the Option Plan and the Incentive Plan. Final implementation of the Option Plan and the Incentive Plan remains subject to the approval of the TSX Venture Exchange.

For further information regarding the Meeting, and for the full text of the Option Plan and the Incentive Plan, shareholders are encouraged to review the management information circular prepared by the Company in connection with the Meeting. A copy of the information circular is available under the profile for the Company on SEDAR (www.sedar.com).

About Standard Lithium Ltd.

Standard Lithium is an innovative technology and lithium development company. The Company’s flagship project is located in southern Arkansas, where it is engaged in the testing and proving of the commercial viability of lithium extraction from over 150,000 acres of permitted brine operations. The Company has commissioned its first-of-a-kind industrial-scale direct lithium extraction demonstration plant at Lanxess’s south plant facility in southern Arkansas. The demonstration plant utilizes the Company’s proprietary LiSTR technology to selectively extract lithium from Lanxess’s tail brine. The demonstration plant is being used for proof-of-concept and commercial feasibility studies. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. The Company is also pursuing the resource development of over 30,000 acres of separate brine leases located in southwest Arkansas, referred to as the South West Arkansas Lithium Project, and approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is jointly listed on the TSX Venture Exchange and the NYSE American Exchanges under the trading symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at https://www.standardlithium.com.

On behalf of the Board of Standard Lithium Ltd.

Robert Mintak, CEO & Director

For further information, contact:

Contact:

LHA Investor Relations

David Barnard

+1 415-433-3777

standardlithium@lhai.com

info@standardlithium.com

Twitter: @standardlithium

LinkedIn: https://www.linkedin.com/company/standard-lithium/

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to future plans and objectives of the Company, including, without limitation, the implementation of the Option Plan and the Incentive Plan, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, accuracy of preliminary economic assessments, including net present value, internal rate of return, capital and operating costs, life of mine production, progression of the project, including to a pre-feasibility study, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affections such statements and information other than as required by applicable laws, rules and regulations.